File #: 0-12600

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2004

NORSAT INTERNATIONAL INC.

(Registrant’s Name)

300-4401 Still Creek Drive

Burnaby, BC  V5C 6G9

Canada

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F

   X

Form 40-F   ______

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  _____

No      X

If ‘Yes’ is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b).

Not applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Norsat International Inc.

(Registrant)

Date:      April 27, 2003

      By: s/ Troy Bullock
                                                                                             Troy Bullock

      CFO

NEWS RELEASE
For Immediate Release

Norsat Marks Return to Profitability with Strong Quarter

Burnaby, British Columbia, Canada (April 27, 2004) – Norsat International Inc. (TSX – NII; OTC BB – NSATF) today announced its financial results for the first quarter ended March 31, 2004. First quarter revenues were $4.4 million, gross margins were 47%, and net income was $0.7 million, compared to revenues of $3.4 million, gross margins of 22% and a net loss of $2.7 million in the same period last year. Delivering its first profitable quarter in four years, the Company accomplished its significant improvement through aggressive restructuring and substantial improvements in all key operating metrics, including increased sales and market share in the U.S., the successful launch of the OmniLink™ line of portable satellite terminals, lowered operating costs and improved margins.

“During the last six months, we have worked aggressively on a return to profitability. Concentrating on strategic sales and marketing initiatives, improving margins and responsible cost control, I am proud to announce we have achieved our initial goals,” said Cameron Hunter, Norsat’s President and Chief Executive Officer. “The Company is now intently focused on continuing to increase our revenues, maintaining our cost control measures and sustaining solid growth.”

First Quarter 2004 Results

First quarter revenues were $4.4 million, up 29% from the $3.4 million earned in the first quarter of 2003.  This significant increase reflects the growing market demand for Norsat’s line of OmniLink™ portable satellite terminals. Portable satellite terminal revenues were $1.7 million, a 63% increase from the initial $1.0 million generated from the product’s commercial release just one quarter ago. This growth highlights the Company’s successful penetration into the U.S. military market with contracts in excess of $1.5 million. On a comparative basis, 2004 revenues almost tripled the Satellite Systems revenue of $0.6 million during the first quarter of 2003. The Microwave business continued to produce solid revenues of $2.7 million, consistent with the $2.8 million in the same period last year and a 13% increase from the $2.4 million in the previous quarter. Microwave revenues reflect an increase in market share, partially offset by increased price competition and a significantly weaker U.S. dollar compared to a year ago.

First Quarter Margins and Operating Expenses

Gross margins increased over 171% from the same period in 2003. The Company also achieved its fourth consecutive quarter-over-quarter improvement in margins. Gross margins of 47%, compared to 22% a year ago, reflect the higher margin portable terminal sales as well as the anticipated significant improvement in the Microwave business. The gross margin from portable terminals remained strong at 50% in the first quarter of 2004, consistent with the 52% from Satellite Systems in the same period last year. Microwave margins have steadily improved over the last five quarters, from 16% in Q1 2003, to its current 45% in Q1 2004, realizing on-going efforts to lower Microwave product costs.

“We are very excited with the 63% increase in portable terminal revenues over the previous quarter. Over the past eighteen months, the Company has made a significant investment in developing a top-notch product with tremendous market appeal. Notably, the OmniLink portable terminals are being used by both international broadcasters and the U.S. military in Iraq and we anticipate continued penetration into both markets,” said Mr. Hunter. “During the quarter, we increased our number of global sales channel partners and will continue this trend in the coming months. From a Microwave products perspective, we produced another solid quarter of revenues and, at the same time, substantially improved our margins, for outstanding results overall.”

Operating Expenses, before the recovery of Technology Partnerships Canada (TPC) funding, declined 40% from the first quarter of 2003 to the same period this year. Selling, general and administrative (SG&A) expenses in the first quarter were $1.4 million, 17% lower than the $1.7 million in the same period last year, primarily due to a continued reduction in administrative costs.

Product development activities totaled $0.4 million for the first quarter, consistent with the last quarter and 71% lower than the $1.3 million spent in the same period of last year. The significant reduction was a result of the Company having completed the commercial release of the Norsat NewsLink™ Model 3200 and the Norsat SecureLink™ Model 3210 during late 2003. On-going development activities continue to be focused on projects generating near-term revenue from our line of portable terminals.

The funding segment of the Technology Partnerships Canada (TPC) agreement has been completed and as a result, no contributions were recognized in the quarter compared to contributions of $0.5 million in the same period last year. The Company has been very pleased with the strong support from the TPC program and will continue to pursue further opportunities.

Earnings from continuing operations before amortization, restructuring and other expenses was $0.3 million in the first quarter of 2004, compared to a loss of  $1.7 million in 2003.

Amortization declined 60% and totaled $0.2 million compared to $0.4 million in the same period in 2003.

Other expenses for the first quarter decreased to $0.1 million from $0.3 million in the same period last year.

The net effect of the above factors was a net earnings from continuing operations for the quarter of $11,572 or $0.00 per share basic and diluted, compared to a loss of $2.7 million or $0.08 per share - basic and diluted in 2003.

During the quarter the Company reached a settlement on a liability with a supplier resulting in a gain from discontinued operations of $0.7 million.

Net earnings for the quarter were $0.7 million or $0.02 per share - basic and diluted, an improvement from the loss of $2.7 million or $0.08 per share – basic and diluted in 2003.

First Quarter Highlights

  Norsat OmniLink™ portable terminals sold to customers in the U.S., Asia and Europe including:

  Norsat NewsLink™ portable satellite terminal sale to i-CABLE Communications Limited. (Hong Kong CABLE TV) to provide coverage for the Taiwan elections.

  Norsat NewsLink™ portable satellite terminals sales to resellers in India and Spain to support sales and marketing activities.

  Norsat NewsLink™ portable satellite terminals contracts totaling $1.5 million to two separate U.S. government agencies.

  Mr. Brian Nixon appointed to the Company's Board of Directors.

Liquidity and Capital Resources

The Company's cash and short-term investments balance at March 31, 2004 was $3.6 million, compared to $2.8 million at December 31, 2003.

The Company had total working capital of $5.9 million at March 31, 2004, an increase of $1.4 million from the  $4.5 million at December 31, 2003.

This change in the Company's cash position was a result of the net earnings reported and cash from operations of $0.3 million arising from increases in accounts payable and accrued liabilities and offset by cash used to increase inventories and accounts receivable that were required for the increase in revenues.  The Company also had a gain from the effect of changes in exchanges rates on cash of $41,495 and received proceeds of $0.4 million from the exercise of warrants.

Significant Accounting Policies and Estimates

Significant accounting policies are described in note 2 to the Consolidated Financial Statements included in Norsat's 2003 Annual Report. A discussion of the critical accounting policies and the related estimates are included in Management's Discussion and Analysis in the 2003 Annual Report. There were no significant changes in accounting policies or estimates since the fiscal year ended December 31, 2003.

Unaudited Interim Financial Statements

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the following unaudited financial statements for the period ended March 31, 2004.

About Norsat International Inc.

Norsat International Inc. designs, engineers and markets satellite products for high-speed data transmission. For more than 25 years, Norsat has built a strong reputation in the field of satellite technology by providing its customers with innovative products and has now sold millions of products around the world. Norsat’s latest innovation is the Norsat OmniLink™ line of portable satellite terminal products that provide rapidly deployable broadband satellite data and video connectivity in areas where traditional communications infrastructure is insufficient, damaged, or non-existent. Norsat is located in British Columbia, Canada and can be found on the Internet at www.norsat.com.

Forward Looking Statements

Statements in this report relating to matters that are not historical fact are forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially.  Factors that could cause or contribute to such differences include, but are not limited to general economic conditions, changes in technology, reliance on third party manufacturing, managing rapid growth, global sales risks, limited intellectual property protection and other risks and uncertainties described in Norsat’s public filings with securities regulatory authorities.

For More Information Contact

Troy Bullock, CA	Ann Gibbs
Chief Financial Officer	Public Relations
Norsat International +1-604-292-9032 tbullock@norsat.com	Cross Border Communications +1-416-488-4509 ann@crossborderpr.com

Norsat International Inc.

Consolidated Balance Sheets

(Expressed in Canadian Dollars)

	March 31,	December 31,
	2004	2003
	(Unaudited)	(Audited)
Assets
Current assets:
Cash and cash equivalents	$1,625,924	$2,581,141
Short-term investments	1,950,000	250,000
Accounts receivable	2,123,003	1,836,726
Inventories	3,092,458	2,656,649
Prepaid expenses and other	265,668	176,269
Current assets from discontinued operations	-	41,581
	9,057,053	7,542,366

Property and equipment	1,335,250	1,482,744
Goodwill	440,095	440,095
Deferred financing costs	46,149	49,431
	$10,878,547	$9,514,636

Liabilities and Shareholders' Equity
Current Liabilities:
Accounts payable	$1,457,009	$381,646
Accrued liabilities	1,607,315	1,753,400
Current liabilities from discontinued operations	73,407	933,403
	3,137,731	3,068,449

Long-term debt	1,358,181	1,271,198

Shareholders' Equity:
Share capital (note 2)	39,594,599	39,153,498
Contributed surplus	1,234,638	1,200,109
Equity component of long-term debt	1,909,127	1,909,127
Deficit	(36,355,729)	(37,087,745)
	6,382,635	5,174,989
	$10,878,547	$9,514,636

See accompanying notes to consolidated financial statements.

Norsat International Inc.

Consolidated Statements of Operations and Deficit
(Expressed in Canadian Dollars)

(Unaudited)

	Three months ended
	March 31,
	2004	2003

Sales	$4,357,511	$3,367,110

Cost of sales	2,307,762	2,611,623
	2,049,749	755,487
Expenses:
Selling, general and administrative	1,425,118	1,718,642
Product development	361,248	1,250,886
Technology Partnerships Canada funding	-	(531,556)
	1,786,366	2,437,972
Earnings (loss) from continuing operations before amortization, restructuring and other expenses	263,383	(1,682,485)

Amortization	150,178	379,972
Restructuring charge	-	370,000
	150,178	749,972

Earnings (loss) from continuing operations before other expenses	113,205	(2,432,457)

Other expenses (note 3)	101,633	273,201

Earnings (loss) from continuing operations	11,572	(2,705,658)

Recovery from discontinued operations (note 4)	720,444	-

Net earnings (loss)	$732,016	$(2,705,658)

Deficit, beginning of period	(37,087,745)	(28,842,721)

Deficit, end of period	$(36,355,729)	$(31,548,379)

Net earnings (loss) per common share - basic (note 5)
Continuing operations	$0.00	$(0.08)
Discontinued operations	$0.02	$0.00
Net earnings (loss)	$0.02	$(0.08)

Net earnings (loss) per common share - diluted (note 5)
Continuing operations	$0.00	$(0.08)
Discontinued operations	$0.02	$0.00
Net earnings (loss)	$0.02	$(0.08)

See accompanying notes to consolidated financial statements.

Norsat International Inc.

Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

(Unaudited)

	Three months ended
	March 31,
	2004	2003

Cash provided by (used in):
Operations:
Earnings (loss) from continuing operations	$11,572	$(2,705,658)
Items not involving cash:
Amortization	150,178	379,972
Interest accreted on long-term debt and deferred finance cost amortization	76,125	71,417
Foreign exchange loss (gain)	(27,355)	60,768
Stock-based compensation	34,529	-
Changes in non-cash operating working capital (note 7)	117,793	1,278,056
Cash provided by (used in) continuing operations	362,842	(915,445)

Recovery from discontinued operations	720,444	-
Changes in non-cash working capital	(818,415)	(20,265)
Cash provided by (used in) operations	264,871	(935,710)

Investments:
Net purchase of property and equipment	(2,684)	(7,510)
Purchase of short-term investments	(1,700,000)	(250,000)
	(1,702,684)	(257,510)

Financing:
Subscription received in advance	-	1,050,870
Exercise of warrrants	441,101	-
	441,101	1,050,870

Effect of change in exchange rates on cash	41,495	(158,354)

Decrease in cash and cash equivalents	(955,217)	(300,704)

Cash and cash equivalents, beginning of period	2,581,141	2,907,811

Cash and cash equivalents, end of period	$1,625,924	$2,607,107

Supplemental cash flow disclosure (note 7)

See accompanying notes to consolidated financial statements.

Norsat International Inc.

Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)

(Unaudited)

1 Significant accounting policies:

(a)

Basis of presentation:

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") for interim financial reporting, and the accounting polices used, except as noted, are consistent with the most recent annual financial statements.  These financial statements do not contain all disclosures required by Canadian GAAP for annual financial statements, and accordingly, should be read together with the audited annual consolidated financial statements, accompanying notes and management discussion and analysis included in the Company's 2003 Annual Report.

(b)

Stock-based compensation:

The Company accounts for its stock-based compensation using the fair value method.  The Canadian Institute of Chartered Accountants (“CICA”) section 3870, “Stock-Based Compensation and Other Stock-Based Payments” permitted, and the Company has adopted the fair value method to be applied to all stock-based compensation awards for fiscal years beginning on or after January 1, 2003.  The Company’s cost with the fair value method for the period ended March 31, 2004 was $34,529, which is included in selling, general and administrative expense.

If compensation cost for the Company's employee awards issued on or after January 1, 2002 had been determined based on the fair value method at the applicable grant dates, the Company’s pro forma net earnings for the three months ended March 31, 2004 would have decreased by $22,000 to $710,016.  The Company’s basic and fully diluted net earnings of $0.02 per common share would remain unchanged for the three months ended March 31, 2004.  The weighted average fair value of options granted during 2002 was $0.90.  The fair value of options was determined using the Black-Scholes valuation model assuming an average option life of three years, no dividends, expected annual volatility of 93%, and risk-free interest rates of 3%.

2 Share capital:

During the quarter 802,001 warrants were exercised for proceeds of $441,101.

3 Other expenses:

	Three months ended
	March 31,
	2004	2003

Net interest - cash	$73,414	$62,361
Interest - non-cash	76,125	71,417
Foreign currency loss (gain)	(47,906)	139,423

	$101,633	$273,201

4 Discontinued Operations:

During the quarter the Company recorded a settlement of a liability with a supplier resulting in a net recovery from discontinued operations of $720,444.

5 Earnings per share:

The table below is a reconciliation of the numerator and the denominator used in the calculation of basic and diluted earnings per common share from continuing operations:

	Three months ended
	March 31,
	2004	2003
Earnings (loss) from continuing operations (numerator)

Earnings (loss) from continuing operations - basic and diluted	$11,572	$(2,705,658)

Weighted-average number of common shares outstanding (denominator)

Weighted-average number of common shares outstanding - basic	39,715,121	34,177,164
Assumed exercise stock options	284,827	-
Assumed exercise of warants	1,494,990	-
Weighted-average number of common shares outstanding - diluted	41,494,938	34,177,164

The calculation of assumed exercise of stock options includes the effect of the average unrecognized future compensation cost of dilutive options.

The calculation of assumed exercise of stock options and warrants exclude all anti-dilutive options and warrants.  These are options and warrants that would not be recognized because their exercise price is higher than the average market price of a Norsat common share for each of the periods shown in the table.  For 2004, the number of excluded options and warrants was 2,284,300 and 1,940,000 respectively.

The 2004 calculation does not include assumed conversion of the long-term debt as its effect would be anti-dilutive.

The 2003 balances do not include assumed conversions as a net loss was reported for this period and therefore their effect would be anti-dilutive.

6 Segmented information:

The following tables set fourth information by operating segments from continuing operations for the three months ended March 31, 2004 and 2003 respectively.   The comparative balance sheet amounts are as at December 31, 2003.

2004	Microwave	Satellite Systems	Consolidated

Sales	$2,654,450	$1,703,061	$4,357,511
Gross profit	1,196,445	853,304	2,049,749
Total assets related to continuing operations	4,975,941	5,902,606	10,878,547
Property and equipment	334,371	1,000,879	1,335,250

6 Segmented information (continued):

2003	Microwave	Satellite Systems	Consolidated

Sales	$2,788,761	$578,349	$3,367,110
Gross profit	452,733	302,754	755,487
Total assets related to continuing operations	4,737,202	4,735,853	9,473,055
Property and equipment	392,750	1,089,994	1,482,744

7 Supplemental cash flow and other disclosures:

	Three months ended
	March 31,
	2004	2003
Changes in non-cash operating working capital:
Accounts receivable	$(286,277)	$2,376,569
Inventories	(435,809)	705,261
Prepaid expenses and other	(89,399)	(206,408)
Accounts payable and accrued liabilities	929,278	(1,296,194)
Deferred revenue	-	(301,172)

	$117,793	$1,278,056
Supplementary information:
Interest paid	$104,800	$119,200
Income taxes paid	$41,385	$1,812

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